UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              Flanders Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    33849107
--------------------------------------------------------------------------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13G

---------------------                                          -----------------
CUSIP No.   338494107                                          Page 2 of 5 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Thomas T. Allan

--------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
 3     SEC USE ONLY

--------------------------------------------------------------------------------
 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.
--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

                          235,300
                   -------------------------------------------------------------
 NUMBER OF           6    SHARED VOTING POWER
   SHARES
BENEFICIALLY                11,417*
  OWNED BY         -------------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER
 REPORTING
   PERSON                 235,300
    WITH           -------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                            11,417*
--------------------------------------------------------------------------------
 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       246,717

--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)                                               [ ]

       Not Applicable
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       0.95%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON  (See Instructions)

       IN
--------------------------------------------------------------------------------
*The reporting person may be deemed to share voting and dispositive power over the 11,417 shares held by his spouse.

---------------------                                          -----------------
CUSIP No.   338494107                                          Page 3 of 5 Pages
---------------------                                          -----------------

Item 1(a)  Name of Issuer:

                  Flanders Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

                  2399 26th Avenue North
                  St. Petersburg, FL 33734

Item 2(a)  Name of Person Filing:

                  Thomas T. Allan

Item 2(b)  Address of Principal Business Office or, if none, Residence:

                  Colthurst Meadow
                  3114 Barracks Road
                  Charlottesville, VA 22901

Item 2(c)  Citizenship:

                  U.S.A.

Item 2(d)  Title of Class of Securities:

                  Common Stock, $0.001 par value

Item 2(e)  CUSIP Number:

                  338494107

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)           [ ] Broker or Dealer registered under Section 15 of the Act

(b)           [ ] Bank as defined in section 3(a)(6) of the Act

(c)           [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d)           [ ] Investment Company registered under section 8 of the
                  Investment Company Act

(e)           [ ] Investment Adviser registered under section 203 of the
                  Investment Advisers Act of 1940

(f)           [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

(g)           [ ] Parent Holding Company, in accordance with ss.
                  240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)           [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

                  Not Applicable

---------------------                                          -----------------
CUSIP No.   338494107                                          Page 4 of 5 Pages
---------------------                                          -----------------

Item 4.  Ownership:

       If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a) Amount Beneficially Owned: 246,717

         (b) Percent of Class: 0.95% (as of 10-23-03 as reported in the issuer's 9-30-03 Form 10-Q)

         (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 235,300

                  (ii) shared power to vote or to direct the vote: 11,417 (shares held by spouse)

                  (iii) sole power to dispose or to direct the disposition of:
         235,300

                  (iv) shared power to dispose or to direct the disposition of:
         11,417 (shares held by spouse)

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |X|

Instruction:  Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                  Not Applicable

Item 7. Identification and Classification of the Security Which Acquired the Security Being Reported on by the Parent Holding Company

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Not Applicable

Item 8. Identification and Classification of Members of the Group

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                  Not Applicable

---------------------                                          -----------------
CUSIP No.   338494107                                          Page 5 of 5 Pages
---------------------                                          -----------------

Item 9. Notice of Dissolution of Group

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                  Not Applicable

Item 10. Certification

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


January 27, 2004                                   /s/ Thomas T. Allan
------------------                                ----------------------------
Date                                              Signature

                                                  Thomas T. Allan
                                                  ----------------------------
                                                  Name/Title


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)